Exhibit 99.1

Enthusiast Gaming Announces Board Changes and Provides Leadership Update

Adrian Montgomery to become Chair of the Board

CEO search commences

David Goldhill and Janny Lee to join as Directors

LOS ANGELES, July 07, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX:EGLX), (“Enthusiast” or the “Company”), an integrated media and entertainment company for gamers, today announced that David Goldhill and Janny Lee, two nominees of Greywood Investments, LLC (“Greywood"), will join the Company’s board of directors (the “Board”) and stand for election at the Company’s annual general meeting (the “Meeting”) on July 19, 2022 at 10:00 a.m. (Toronto time). In addition, the Company announces that Adrian Montgomery, the current CEO of Enthusiast, will become Chair of the Board following the Meeting. The renewed leadership ensures the Company is optimally positioned to build on its multi-year winning streak and continue the shift to a gamer-focused media technology and entertainment company. Furthermore, Greywood has withdrawn its alternative slate of directors and has agreed to fully endorse and vote for the nominees put forward at the Meeting.

“Today’s agreement aligns all shareholders, management, employees, and the Board behind one common goal: to build the world’s largest media and entertainment company for gamers that is centred on communities, content, creators, and experiences. We have come a long way over the past three years and none of our success would have been possible without the commitment, dedication and support of all of our employees. Truly they are what makes Enthusiast great. As Chair, I am excited for the future and to build on our strong foundation,” said Adrian Montgomery, CEO of Enthusiast. “Together, we will advance our ambitious plan to accelerate growth and continue margin expansion to achieve profitability. I am confident that Enthusiast’s best days are ahead of us, and our team is well positioned to continue delivering results and value for the benefit of all shareholders. In fact, we’re just getting started”.

“We are happy for Enthusiast to be able to move forward. This agreement allows for the new board to serve as a catalyst for change and collectively support the great talent within the Company. Our goal has always been to support the Company, its management, and employees to focus on what matters the most – creating an environment for employees to help Enthusiast achieve its full potential,” stated Greywood.

In order to accommodate the addition of Mr. Goldhill and Ms. Lee, one nominee from Enthusiast’s existing management slate will not to stand for election. To identify an interim and permanent CEO, the Board will form a search committee as soon as practicable.

For more information on Enthusiast’s revised director slate and other information related to this announcement, please go to SEDAR.

Meeting Details

Additional details of the 10 director nominees will be made available on SEDAR. As the Company’s circular and form of proxy for the Meeting confer discretionary authority in respect of amendments or variations to matters identified in the circular and the notice of Meeting, the management members (or such other persons) appointed as proxyholder on the BLUE form of proxy will rely on such discretionary authority to vote “FOR” setting the Board size at 10 and “FOR” electing the 10 director nominees put forward by Enthusiast.

Shareholders who have already voted using a BLUE form of proxy or voting instruction form “FOR” setting the Board size and “FOR” electing the Enthusiast nominees do not need to take further action, as their shares will be voted accordingly “FOR” such matters, as amended, as set forth above.

Shareholders who have already voted using a GOLD form of proxy or voting instruction form and who wish to have their shares voted on such matters, as amended, as set forth above, may change their vote by submitting a later-dated BLUE form of proxy or voting instruction form, which will automatically revoke any and all previously submitted forms of proxy or voting instruction forms.

A registered shareholder who has already voted using a BLUE form of proxy but who does not wish to have their shares voted on such matters, as amended, as set forth above, may revoke their proxy at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact, authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at its head office at any time up to and including the last business day preceding the day of the Meeting, or (ii) to the chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting, or (iii) in any other manner provided by law.

If you have any questions or need help voting, please contact Kingsdale Advisors:

• 1-866-851-2743 (toll-free within North America)

• 1-416-867-2272 (outside of North America)

• Email: contactus@kingsdaleadvisors.com

About Enthusiast Gaming

Enthusiast is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the search committee’s mandate to identify an interim and a permanent CEO of the Company.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning the outcome of the search committee’s efforts. While Enthusiast considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.